Steven A. Glover Assistant General Counsel Direct Line (713) 831-3633 E-mail: steven.glover@aglife.com

Via Edgar and Overnight Mail

August 12, 2014

Ms. Jamie Lynn Walter

Senior Counsel

Disclosure Review Office

Insured Investments

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-8629

Re:	Separate Account VL-R (“Registrant”)

American General Life Insurance (“Depositor”)

Initial Registration Statement on Form N-6

File Nos. 333-196172 and 811-08561

Dear Ms. Walter:

Thank you for your letter dated July 21, 2014. We have considered your comments and are providing the following responses:

GENERAL

1. Comment – Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees.

Response – This Policy does not have a third party guarantee associated with it. The Depositor is party to a capital maintenance agreement with its parent, AIG. The existence of the agreement is disclosed in the SAI and a copy is attached as an exhibit to the registration statement.

Securities and Exchange Commission

August 12, 2014

COVER PAGE & DEFINED TERMS

2. Comment – As currently drafted, several sections of the prospectus are confusing and difficult to understand because: (i) special terms are not always defined the first time they are used, (ii) some special terms are not defined at all in the prospectus, (iii) special terms are not capitalized consistently throughout the prospectus (and most special terms are not capitalized at all), and (iv) the Index does not include all of the defined terms. Please consider: (a) defining each special term the first time it is used in the prospectus, (b) capitalizing each defined term, and (c) revising the Index to include all of the defined terms used in the prospectus. In addition, please revise the prospectus so that all special terms are defined at least once.

Response – We understand the Staff’s concern on this matter and would like to explain how we reference special terms. On the first page, we set forth how we define terms as follows:

“The Index of Special Words and Phrases on page 85 will refer you to pages that contain more about many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in bold the first time they appear in this prospectus.”

We often defer providing the definition of a term when first used if its use is only in passing. For instance the front cover uses the term “cash surrender value.” We believe it would be more appropriate to define this term when the term is used in context rather than the first time the term appears on the cover page. The page on which the definition appears is the page that is linked to the entry in the Index of Special Words and Phrases. The Index should help readers who are uncertain of a term, allowing them to refer to the definition. We believe this use of the Index is in line with the SEC’s final rule on plain English that urges filers to define terms in a glossary or other section of the document only if the meaning is unclear from the context.

As discussed in the Response to Comment 4, we have carefully reviewed the Index of Special Words and Phrases, correcting its use and expanding it somewhat. In addition, we have added a sentence to the second paragraph of page one, as follows:

“Please check the Index of Special Words and Phrases to locate the page in this prospectus that will help to explain each underlined and bolded word or phrase listed in the Index.”

3. Comment – The first full paragraph on the cover page states that: “You chose one of three death benefit Options.” However, only two death benefit options are described on page 6. Please reconcile the disclosure.

Response – The two death benefit options set forth on page 6 are correct. The sentence in the first full paragraph stating there are three death benefit options is a scrivener’s error. The sentence has been corrected to “You choose one of two death benefit Options.”

Securities and Exchange Commission

August 12, 2014

4. Comment – The last sentence of the first full paragraph on the cover page states that: “All of the words and phrases listed in the Index will be underlined and written in bold the first time they appear in this prospectus.” However, not all of the words and phrases listed in the index are underlined and written in bold the first time they appear. Please revise the prospectus as necessary so that all of the words and phrases listed in the Index are underlined and written in bold the first time they appear in the prospectus.

Response – The Index of Special Words and Phrases has been expanded to include references to “cash value, good order, and target premium.” The prospectus has been revised to correct any errors, so that all of the words and phrases listed in the Index are underlined and written in bold the first time they appear.

5. Comment – Please define “cash value” as that phrase is used on the cover page and throughout the prospectus (e.g., page 42).

Response – We have added “cash value” to the Index of Special Words and Phrases and have added the following definition on page 6, where “cash value” appears in the final sentence of the second paragraph under “Summary of Policy Benefits,” as follows:

“Your “cash value” is the amount of your Policy’s accumulation value less the surrender charge, if any.”

PROSPECTUS

6.	Comment – Summary of Policy Benefits (page 6)

a. The second paragraph on page 6 states that the contract owner may, within limits: “choose whether your accumulation value or amount of premiums under your Policy, upon the insured’s death, will be added to the insurance proceeds we otherwise will pay to the beneficiary.” However, it is unclear how the amount of premiums would be added to the insurance proceeds based on the two death benefit options described on page 6, one of which includes the accumulation value. Please clarify.

Response – (a) We have deleted the phrase “or amount of premiums under your Policy” from the second paragraph on page 6.

b. Please summarize the special limits on transfers involving the Fixed Account. See also comment 8 below.

c. On page 7, please clarify whether transfers into and out of the Fixed Account count toward the 12 free transfers. Also, please disclose if transfers under a dollar cost averaging or automatic rebalancing strategy are included.

Securities and Exchange Commission

August 12, 2014

Response – In response to comment 6(b) and 6(c), we have replaced the last sentence under “Transfers” on page 7 with the following:

“There are limits on transfers from the Fixed Account. You may transfer only during the 60 days following each Policy anniversary. The amount is limited to the greater of 25% of the Fixed Account’s unloaned accumulation value or the amount you transferred from the Fixed Account during the prior Policy year. Transfers to or from the Fixed Account, and transfers under the automatic rebalancing and dollar cost averaging strategies offered by the Policy do not count toward the annual 12 free transfers.”

d. In the paragraph regarding “Policy Loans” on page 7, please indicate that there is a cap on the amount eligible for preferred loans in any single year.

Response – We have revised the sentence in the “Policy Loans” section that refers to preferred loans, as follows:

“After the tenth Policy year you may take preferred loans from your Policy, limited each Policy year to no more than 10% of your Policy’s accumulation value.”

7.	Comment – Fee Tables (page 11)

a. Please revise the “Guaranteed Charge” caption to each table to make clear that this column displays the maximum guaranteed charge.

Response – The word “Maximum” has been added to the heading of each column of the Fee Tables titled “Guaranteed Charge.”

b. For the “Statutory Premium Tax Charge,” please clarify that the charge will depend on the state in which the contract owner resides.

Response – The first sentence of footnote 1, which is applicable to the Statutory Premium Tax Charge, has been revised to read as follows:

“Statutory premium tax rates will vary depending on which state in which the Policy owner resides.”

c. For the “Premium Expense Charge”:

i.	Footnote 3 is inconsistent with the description of the Premium Expense charge on page 67 of the prospectus. Please remove this footnote or revise the prospectus and fee table as necessary to reflect that the charge depends on contract owner characteristics.

Response – Footnote 3, related to the Premium Expense Charge, has been removed.

ii.	Please remove the caption “Policy years 1-5” and the corresponding footnote. This information can be included in a footnote to the “Current Charge” cell of this row.

Securities and Exchange Commission

August 12, 2014

Response – The caption “Policy years 1-5” and the corresponding footnote for the Premium Expense Charge have been removed. New footnote 3 has been added to the “Current Charge” cell. New footnote 3 was previously footnote 4.

d. For the “Surrender Charge,” please move footnote 2 so that it modifies the “Surrender Charge” caption in the first cell of this row.

Response – “Surrender Charge” now includes footnote 1, and “Maximum Charge” now includes footnote 2. The text of the footnotes has not been revised.

e. For the “Daily Charge”, please remove the caption “Policy years 1-5” and the corresponding footnote. This information can be included in a footnote to the “Current Charge” cell of this row.

Response – The caption for footnote 5, related to the Daily Charge, has been removed and footnote 5 now appears at the end of the text for the “Current Charge” cell.

f. For the “Accidental Death Benefit,” “Spouse Term,” “Waiver of Monthly Deduction,” “Accelerated Access Solution,” “Guaranteed Minimum Death Benefit Rider Charge,” and “Lifestyle Income Rider Charge,” please indicate in a footnote to each: (i) the charge may not be representative of the charge that a particular contract owner will pay and (ii) how the contract owner may obtain more information about the particular charge. See Instruction 3(b) to Item 3 of Form N-6.

Response – New footnote 7 has been added to the main heading for the Accidental Death Benefit and Spouse Term Riders. New footnote 8 has been added to the main heading for the Waiver of Monthly Deduction and Accelerated Access Solution Riders. New footnote 6 has been added to the main heading for the Guaranteed Minimum Death Benefit and the Lifestyle Income Riders. The text for each of the three new footnotes is as follows:

“The charge for this rider may not be representative of the charge that a particular Policy owner will pay. More information about the charge may be found on page      of this prospectus under “Monthly charges for additional benefit riders.” You may also review the terms of the rider. Your insurance representative can provide you with a copy.”

g. For the “Terminal Illness Rider,” it is unclear how prong (2) of the “Guaranteed Charge” is determined based on the description in the table. Please clarify the description in the table.

Response – Prong two of footnote 4, related to the guaranteed charge for the Terminal Illness Rider, has been revised as follows:

“the interest rate we are using when crediting interest to the Fixed Account at the time the charge is assessed, plus 1%.”

Securities and Exchange Commission

August 12, 2014

8.	Comment – Changing Your Investment Option Allocations (page 35)

a. Please clarify whether there are any restrictions on transfers into the Fixed Account.

Response – We have added two sentences to the final paragraph of the “Transfers of existing accumulation value” section, as follows:

“There are no restrictions on the frequency or amount you may transfer into the Fixed Account. Transfers to or from the Fixed Account do not count toward the annual 12 free transfers.”

b. Please clarify whether Dollar cost averaging and automatic rebalancing can be used to transfer amounts from or into the Fixed Account. See comment 6(b) above.

Response – Dollar cost averaging and automatic rebalancing only relate to transfers between the variable investment options. Therefore we have added a sentence following the first sentence of the first paragraph of the “Dollar cost averaging” section, as follows:

“Dollar cost averaging does not result in any transfers to or from the Fixed Account.”

In addition, we have added a sentence following the first sentence of the “Automatic rebalancing” section, as follows:

“Automatic rebalancing does not result in any transfers to or from the Fixed Account.”

c. Please clarify whether transfers from or into the Fixed Account count toward the 12 free transfers. Also, please disclose whether requests submitted at the same time or on the same day will be treated as a single transfer or multiple transfers when determining the number of free transfers.

Response – As indicated in our response in 8(a), above, we have added a final sentence to the “Transfers of existing accumulation value” section, as follows:

“Transfers to or from the Fixed Account do not count toward the annual 12 free transfers.”

Additionally, we have added a third bullet to “Transfers of existing accumulation value,” as follows:

•	“Transacting multiple transfer requests. In the event you provide us, during one valuation period, with more than one transfer request in good order, we will treat the multiple requests as only one transfer request.”

Securities and Exchange Commission

August 12, 2014

9.	Comment – Additional Optional Benefit Riders (page 40)

a. Please specify the applicable charge for each rider rather than cross-referencing to another section of the prospectus. See Item 5 of Form N-6.

Response – We have added an explanation to each separate rider discussion that describes either the current flat charge per insured person (for the Children’s Insurance Benefit Rider) or the current charge for the representative insured person (for the Accidental Death Benefit, Spouse Term, Waiver of Monthly Deduction, Accelerated Access Solution, Guaranteed Minimum Death Benefit, and Lifestyle Income Riders. No additional explanation has been added to the disclosure for either the Terminal Illness or Overloan Protection Riders because the disclosure for each of these riders provides significant detail about their respective charges. For the Terminal Illness, however, we have added disclosure describing the one-time administrative fee.

b. Waiver of Monthly Deduction Rider.

i.	On page 41, the prospectus states: “When we “pay benefits” under this rider, we pay all monthly charges (except for loan interest) for your Policy when they become due, and then deduct the same charges from your Policy.” Please describe in plain English how the charges are then deducted from the Policy.

Response – The disclosure regarding the Waiver of Monthly Deduction Rider has been revised in the sixth sentence, as follows:

“When we “pay benefits” under this rider, we deduct all monthly charges (except for loan interest) from your Policy when they become due. We then deduct the charges from your Policy’s cash value.”

ii.	Please state in plain English the risks associated with exercising this rider.

Response – We have deleted the sentence in the disclosure for the Waiver of Monthly Deduction Rider that refers to potential consequences of nonpayment of loan interest; in its place we have added four bullet points as a new second paragraph, setting out risks of exercising the rider, as follows:

“You should carefully consider the following risks associated with exercising this rider:

•	If you have an outstanding Policy loan, loan interest must be paid either as premium or from the Policy’s accumulation value. It is possible the Policy will lapse for nonpayment of loan interest.

•	You may not increase or decrease the Policy’s specified amount while monthly deductions are waived.

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August 12, 2014

•	You may not change the death benefit Option while monthly deductions are waived.

•	You may not add any riders while monthly deductions are waived.”

c. Overloan Protection Rider. Please explain the meaning of the phrases “term insurance riders” and “term riders” on page 42.

Response – “Term insurance rider” and “term rider” refer to a policy of term life insurance, insuring the life of the VUL Policy insured’s life, but that is purchased as a rider to the Policy, and for which the charge is part of the Policy’s monthly deduction. Such rider may require no underwriting. We have revised the 5th and 6th bullets of the Overloan Protection Rider, as follows:

•	“The sum of all outstanding policy loans must equal or exceed the sum of the specified amount plus the death benefit amount of any term life insurance rider issued on the life of the Policy’s insured person (such rider of term life insurance is offered only as a part of the Policy and its charges are deducted along with other Policy charges); and

•	There can be no riders in force that require charges after the exercise date, other than term life insurance riders (a term life insurance rider cannot require a change in its death benefit amount that is scheduled to take effect after the exercise date).”

d. Guaranteed Minimum Death Benefit Rider. As currently drafted, the mechanics of the Continuation Guarantee Account are difficult to understand. Please add examples to assist the reader in understanding the charges against, and the adjustments to, the Continuation Guarantee Account.

Response – We have referred to contingent charges against, and contingent credits to, the Continuation Guarantee Account value as “adjustments.” They are charges against or increases in value when other rider charges are deducted, partial surrenders occur, the specified amount is decreased, or a loan is taken. Since all of the charges and adjustments are dollar for dollar reductions, we believe examples of any of these would not necessarily be helpful to the Policy owner. Therefore, the examples we have produced have to do with the Continuation Guarantee Enhancement, which is a material element of preserving the Continuation Guarantee Account and potentially the Policy itself. The examples have been added at the end of the Continuation Guarantee Enhancement disclosure, as follows:

“The credit given a Policy owner by the Continuation Guarantee Enhancement helps to keep the Continuation Guarantee in effect. The Enhancement is important, because as pointed out earlier, the Continuation Guarantee can keep your Policy from

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lapsing. It may be helpful to review a couple of examples showing how the Continuation Guarantee Enhancement works.

•	“First example. Let’s assume the example Policy owner has a Continuation Guarantee Account threshold premium requirement of $8,536. We are reviewing the twenty-four month period that begins with Policy year four and ends with the last day of Policy year five. In Policy year four the owner chooses to pay total premiums of $10,379, which is more than the threshold premium requirement. Although the owner pays no premium during Policy year five, the total paid for Policy years four and five exceeds the threshold premium requirement. Therefore the Policy owner qualifies for the Enhancement for all of Policy year six.

•	“Second Example. The next twenty-four Policy month period for the same example Policy owner begins with Policy year five and ends with the last day of Policy year six. Recall the Policy owner paid no premiums in Policy year five. The owner again chooses to pay no premiums in Policy year six. As a result, for the twenty-four month period we are reviewing, the Policy owner paid no premiums. Therefore the Policy owner does not qualify for the Enhancement for Policy year seven.”

e. Accelerated Access Solution.

i.	On page 52, the prospectus states that if death benefit Option 2 is in effect, the death benefit option will be changed to death benefit Option 1 prior to the first accelerated benefit payment. Please clarify whether, as of the date of such change, the Policy’s specified amount will be automatically increased by the Policy’s accumulation value.

Response – The draft prospectus currently states that death benefit Option 2, if in effect, will be changed to death benefit Option 1 prior to the first accelerated benefit payment. Death benefit Option 2 is the sum of the specified amount and the accumulation value as of the date of death. Death benefit Option 1 is the specified amount as of the date of death. Taking into account the Option definitions, we have revised the second sentence of the second paragraph under “Impact on Policy,” as follows:

“If death benefit Option 2 is in effect, the death benefit Option will be changed to death benefit Option 1 prior to the first accelerated benefit payment. This means that the death benefit will automatically be equal to the specified amount as of the date of death.”

ii.	Please state in plain English the impact that the accelerated benefit payments will have on the death benefit.

Securities and Exchange Commission

August 12, 2014

Response – We have added, as the second paragraph in the Accelerated Access Solution section, a plain English statement of the effect of the Accelerated Access Solution rider on the Policy’s death benefit, as follows:

“The rider’s effect on the Policy’s death benefit. A significant amount of information about this rider is included in this section. Keep in mind as you review the section that the rider affects the Policy’s death benefit in an important way:

•	The Policy’s death benefit is reduced by the benefit amounts paid under this rider; and
•	the remaining death benefit is paid to beneficiaries income tax-free under current tax law.”

iii.	On page 54, the prospectus states: “Termination of this rider shall not preclude the payment of benefits if the covered loss is sustained and all of the conditions in the Eligibility of Benefits provision are met while this rider is in force.” Please rewrite this sentence in plain English.

Response – The one sentence paragraph at the end of the disclosure for the Accelerated Access Solution rider has been revised, as follows:

“We will pay benefits under the rider after it has terminated if, while the rider was in force, all conditions of the Eligibility of Benefits provision were met and the insured person was chronically ill.”

f. Lifestyle Income Rider.

i.	In the second paragraph on page 55, please show the minimum and maximum Withdrawal Benefit Factors as percentages.

Response – We have revised the 3rd sentence of the 2nd paragraph for the disclosure related to the Guaranteed Withdrawal Benefit Amount section, as follows:

“Once the eligibility requirements are met, the Withdrawal Benefit Factor will be a minimum of 0.10 and a maximum of 1.00. These Factors are equivalent to 10% and 100%, respectively.”

ii.

On page 56, the prospectus states that the rider will terminate on “The date you request a GWB payment that exceeds the Guaranteed Withdrawal Benefit Amount.” Please explain to the Staff the purpose of this clause. As currently drafted, it seems to indicate that any mistaken request for a payment in excess of the GWB would automatically cancel the entire benefit under the rider. Accordingly, please disclose that the contract

Securities and Exchange Commission

August 12, 2014

owner will be notified and provided with a reasonable opportunity to revise the withdrawal request and reinstate the rider.

Response – In response to the Staff’s comment the text referred to has been revised to clarify its meaning. We have revised the 3rd bullet under “Termination,” which is related to termination of the Lifestyle Income Rider, as follows:

•	“The date a GWB payment is made that leaves no GWB value; or”

Accordingly, we have also revised the 2nd bullet under “Important Considerations” on page 57, as follows:

•	“A GWB payment that leaves no GWB value will terminate the rider.”

iii.	On page 57, the prospectus states: “Each GWB payment will reduce your death benefit, your cash surrender value, and other values.” Please clarify how each GWB payment reduces such items.

Response – We have revised the final bullet under “Important considerations” on page 57, as follows:

•	“Each GWB payment will reduce the Withdrawal Benefit Balance and the Policy’s specified amount dollar for dollar. In addition, each of the following charges will be reduced by the same percentage as the specified amount. For instance if the specified amount is reduced by 3%, each of the following charges is also reduced by 3%: accumulation value, cash value, cash surrender value and Continuation Guarantee Account Value.”

iv.	As currently drafted, Example 1 on pages 57-58 is misleading because it calculates the GWB based only on the maximum Withdrawal Benefit Factor of 1.0. Please revise the example to show the GWB calculated based on the minimum Withdrawal Benefit Factor.

v.	In Example 2, the calculation of the Specified Amount, Accumulation Value, Cash Value, Cash Surrender Value and Continuation Guarantee Account is confusing. Please write out in plain English the mathematic equation used to calculate each value shown in Month 1 of the table.

Response – In response to the Staff’s comments to 9(f)(iv) and 9(f)(v) above, we have revised the Lifestyle Income Rider sections titled “Example 1” and “Example 2” in their entirety. We believe the revisions respond to the Staff’s concerns by including tables that show application of the Withdrawal Benefit Factor at both the minimum and maximum permitted for the same individual, and have introduced disclosure that strengthens the previous discussion regarding the effect on the size of GWB payments, depending on the

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policy year in which they are elected. Finally we have written out the mathematical calculation used to determine the effect on policy values each time a GWB payment is made. The revised disclosure begins in the prospectus with “Examples” and continues for the remaining disclosure about the Lifestyle Income Rider.

10.	Comment – Payment of Proceeds (page 64)

Under “Delay of Separate Account VL-R Proceeds,” please explain the legal basis for including the fifth bullet point.

Response – The 5th bullet point related to Delay of Separate Account VL-R Proceeds has been removed.

STATEMENT OF ADDITIONAL INFORMATION

11. Comment – Please correct the reference to “Income Advantage Select” on the cover page and “Income Advantage Select Policies” on page 6.

Response – This reference has been corrected to “AG Platinum Choice VUL.”

12. Comment – Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response – We will file all relevant exhibits and financial statements in a pre-effective amendment to the registration statement.

13. Comment – Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response – We will by written request seek acceleration of the effective date of the registration statement to August 29, 2014, or as soon as practicable thereafter, and understand that such request is a confirmation of the fact that we are aware of our respective responsibilities.

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Securities and Exchange Commission

August 12, 2014

Tandy Representations

Comment – Please add Tandy Representations prior to filing B amendment.

Response – Tandy Representations are made below and will be reiterated in our request for acceleration and pre-effective amendment filing.

¿	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

¿	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

¿	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on or about August 27, 2014, contingent on further review and comments by the Staff. If you have any further questions, please contact me at 713-831-3633.

Very truly yours,

/s/ Steven A. Glover

Steven A. Glover

Assistant General Counsel